EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Class Actions

The Company received two claims together with two class action certification motions which were filed with the Tel Aviv District Court by the same petitioner, who is a customer of the Company.

In one motion which was filed against both the Company and an Internet provider, it was alleged, inter alia, that the defendants acted unlawfully in connection with the transfer of Internet subscribers from one provider to another by not immediately disconnecting the service from the abandoned provider, thereby causing the subscriber to be double charged for the same service. As stated in the motion, the class action claim amount is unknown.

In the second motion, which was filed against the Company only, it was alleged, inter alia, that the Company unlawfully charged for a “support and warranty” service which the petitioner alleges is unnecessary, for a monthly fee of NIS 5.93. In this motion as well, the class action amount is unknown.

The Company is studying the motions and the claims and it is unable to evaluate their likelihood of success at the present stage.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.